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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

   SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            VALLEY FORGE CORPORATION

                           (Name of Subject Company)

                            VALLEY FORGE CORPORATION

                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE

                         (Title of Class of Securities)

                                   919640102

                     (CUSIP Number of Class of Securities)

                                DAVID R. BRINING
                                   PRESIDENT
                            VALLEY FORGE CORPORATION
                        100 SMITH RANCH ROAD, SUITE 326
                       SAN RAFAEL, CALIFORNIA 94903-1994
                                 (415) 492-1500
          (Name, Address and Telephone Number of Persons Authorized to
 Receive Notice And Communications on Behalf of the Person(s) Filing Statement)

                            ------------------------

                                    COPY TO:
                               JAMES V. STEPLETON
                            HUSCH & EPPENBERGER, LLC
                               100 NORTH BROADWAY
                                   SUITE 1300
                           ST. LOUIS, MISSOURI 63102
                                 (314) 421-4800

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Valley Forge Corporation (the "Company"). The address of the Company's principal executive offices is 100 Smith Ranch Road, Suite 326, San Rafael, California 94903-1994. The title of the class of equity securities to which this Statement relates is the Company's Common Stock, par value $0.50 per share (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

    This statement relates to the tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1, dated December 9, 1998 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "SEC") by Key Components, LLC, a Delaware limited liability company ("Parent") and KCI Acquisition Corp., a Delaware corporation ("Purchaser"), relating to an offer to purchase all of the Company's outstanding Shares, for a price of $19.00 per Share, net to each seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated December 9, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any amendments or supplements thereto constitute the "Offer Documents").

    The Offer is being made in accordance with an Agreement and Plan of Merger, dated as of December 2, 1998 (the "Merger Agreement"), by and among Parent, Purchaser, and the Company. Pursuant to the Merger Agreement, as soon as practicable after completion of the Offer and satisfaction or waiver, if permissible, of certain conditions, Purchaser will be merged with and into the Company (the "Merger"), and the Company (the "Surviving Corporation") will become a wholly-owned subsidiary of Parent.

    According to the Schedule 14D-1, the principal executive offices of each of Parent and Purchaser are located at Wing Road, Rural Route 1, Post Office Box 167D, Millbrook, New York 12545.

ITEM 3.  IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b) Certain information regarding contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors and affiliates is set forth in the Company's Notice of Annual Stockholders' Meeting and Proxy Statement dated April 22, 1998, relating to its 1998 Annual Meeting of Stockholders (the "Proxy Statement"), under the headings "Transactions with Directors" and in subheadings under the heading "Compensation of Directors and Executive Officers." A copy of each such section or subsection of the Proxy Statement is filed as Exhibit 1 to this statement and is incorporated herein by reference. In addition, effective December 2, 1998, the Company entered into a severance agreement with Monica J. Burke, the Company's Vice President-Finance and Chief Financial Officer, under which she will receive a payment equal to nine months of her base compensation plus health coverage if her employment is terminated during the first year following a change of control of the Company. In the event she secures other employment during the nine months after the date her employment with the Company terminates, the payments to her will be reduced by an amount equal to the compensation she receives from her new employer during such nine-month period. This description of that severance agreement is qualified by reference to the full text of the Severance Agreement dated as of December 2, 1998, a copy of which is attached as Exhibit 8, and incorporated herein by reference. Except as described herein, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors, or affiliates, or (ii) Purchaser, KCI, or their respective executive officers, directors or affiliates.

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    Section 145 of Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act").

    In accordance with Delaware law, Article IX of the Certificate of Incorporation of the Company eliminates the personal liability of a director of the Company and its stockholders for monetary damages for breaches of fiduciary duty as a director. A copy of Article IX is filed as Exhibit 2 to this statement and is incorporated by reference herein. Subject to certain limitations, Section
6.1 of the Bylaws of the Company also provides for indemnification of officers and directors of the Company. A copy of Section 6.1 is filed as Exhibit 3 to this statement and is incorporated herein by reference.

                              THE MERGER AGREEMENT

    The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement which is incorporated by reference herein and a copy of which has been filed as Exhibit 4 to this Statement. Defined terms used in this description of the Merger Agreement and not otherwise defined in this section shall have the definitions given them in the Merger Agreement.

    THE OFFER. The Merger Agreement provides for the commencement of the Offer not later than the fifth business day from the public announcement of the execution of the Merger Agreement. The Merger Agreement also provides that the Offer shall be subject solely to the condition that there be validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which satisfies the Minimum Condition and to the other conditions set forth below in "Certain Conditions to the Parent's and Purchaser's Obligations." Pursuant to the Merger Agreement, the Purchaser may (i) decrease or change the form of the consideration payable in the Offer, (ii) decrease the number of Shares sought pursuant to the Offer, (iii) impose additional conditions to the Offer, (iv) change the conditions to the Offer, except that Parent or Purchaser in their sole discretion may waive any of the conditions to the Offer other than the Minimum Condition which may not be waived without the Company's prior written consent, or (v) make any other change in the terms or conditions of the Offer that is materially adverse to the holders of Shares. Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of all the conditions of the Offer set forth below in "Certain Conditions to the Parent's and Purchaser's Obligations" as of any expiration date of the Offer, the Parent and/or the Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly after such expiration date of the Offer; PROVIDED that, Purchaser (i) shall extend the Offer if at the scheduled expiration date of the Offer any of the conditions set forth below in "Certain Conditions to the Parent's and Purchaser's Obligations" shall not be satisfied or waived, PROVIDED the extension shall be no longer than reasonably necessary to satisfy such condition, (ii) shall extend the Offer for any period required by any rule, regulation, interpretation, or position of the Commission or the staff thereof applicable to the Offer, and (iii) may extend the Offer up to the tenth business day beyond the latest expiration date that would otherwise be permitted under clause (i) or (ii) of this sentence.

    COMPANY ACTIONS. Pursuant to the Merger Agreement, the Company has agreed that, upon commencement of the Offer, it shall file or cause to be filed with the Commission and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws, a Solicitation/Recommendation Statement on Schedule 14D-9 containing the recommendation of the Board of Directors.

    THE MERGER. The Merger Agreement provides that at the Effective Time, the Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of the

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Purchaser shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

    Pursuant to the Merger Agreement, at the Effective Time, the Certificate of Incorporation and the By-Laws of the Company, in each case as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and By-Laws of the Surviving Corporation. The Merger Agreement also provides that the directors of Purchaser immediately prior to the Effective Time shall become the directors of the Surviving Corporation, and the officers of the Purchaser immediately prior to the Effective Time shall become the officers of the Surviving Corporation, each to hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and By-Laws of the Surviving Corporation as applicable.

    CONVERSION OF SECURITIES. At the Effective Time, by virtue of the Merger and without any action on the part of any of the parties to the Merger Agreement or the holders of any shares of capital stock of the Company or Purchaser; (a) each Share that is issued and outstanding immediately prior to the Effective Time (other than any Shares to be canceled pursuant to clause (b) below and any Dissenting Shares) shall be converted into and represent the right to receive $19.00 in cash, or any higher price paid per Share in the Offer (the "Per Share Merger Consideration"). All such Shares shall no longer be outstanding and shall automatically be canceled and extinguished and shall cease to exist, and each certificate that immediately prior to the Effective Time evidenced any such Shares (other than Shares to be canceled pursuant to clause (b) below and any Dissenting Shares) shall thereafter represent the right to receive (without interest), upon surrender of such certificate in accordance with the provisions of Section 2.8 of the Merger Agreement, the Per Share Merger Consideration multiplied by the number of Shares evidenced by such certificate (the "Merger Consideration"). The holders of certificates previously evidencing Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto (including, without limitation, any rights to vote or to receive dividends and distributions in respect of such Shares), except as otherwise provided herein or by law; (b) all Shares that immediately prior to the Effective Time are owned by Parent, Purchaser or their respective affiliates or held by the Company in its treasury shall be canceled and extinguished and shall cease to exist and no consideration shall be delivered with respect thereto; and (c) each share of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

    REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, the Company has made customary representations and warranties to the Parent and the Purchaser, including, but not limited to, representations and warranties as to organization and qualification, capitalization, authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby, required consents and approvals, filings made by the Company with the Commission under the Securities Act or the Exchange Act (including financial statements included in the documents filed by the Company under those acts), absence of certain changes, absence of litigation, employee benefit matters, environmental matters, intellectual property and, tax matters.

    The Purchaser and the Parent have also made customary representations and warranties to the Company, including, but not limited to, representations and warranties as to organization and qualification, authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby, required consents and approvals and financing. In addition, the Parent and Purchaser have represented that neither has any actual knowledge of any facts or circumstances that could reasonably be expected to result in any condition set forth in the SG Cowen Commitment Letter (as hereinafter defined) to not be satisfied.

    COVENANTS RELATING TO THE CONDUCT OF BUSINESS. The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, the Company shall, and shall cause its subsidiaries to, conduct their respective businesses in all material respects only in the ordinary course consistent with past

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practice, and shall use commercially reasonable efforts to keep available the services of their present key officers and employees and preserve intact the Company's business organization and relationships with those persons having business dealings with them, and except as otherwise required by applicable law or as set forth in Section 5.1 of the Company Disclosure Schedule to the Merger Agreement, the Company shall not, and shall cause each of its subsidiaries not to, without the prior consent of Parent (which shall not be unreasonably withheld):

    (a) amend its Certificate of Incorporation or By-Laws or comparable organizational documents;

    (b) declare, set aside or pay any dividend or other distribution or payment in cash, stock or property in respect of its capital stock (other than regular quarterly dividends of $0.05 per share payable at such times, and in respect of holders of Shares on such record dates, as are consistent with historical practice and other than dividends by a wholly owned subsidiary of the Company to its parent), and not reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its or its subsidiaries' capital stock (excluding, however, redemptions or purchases of shares of the capital stock of the Company's subsidiaries pursuant to contractual commitments entered into before the date of this Agreement);

    (c) issue, grant, sell or pledge or agree to or authorize the issuance, grant, sale or pledge of any shares of, or rights of any kind to acquire any shares of, the capital stock of the Company or any of its subsidiaries other than the grant of Stock Options in the ordinary course of business under current employee benefit plan arrangements and other than Shares issuable upon the exercise of Stock Options;

    (d) acquire, sell, transfer, lease or encumber any material assets except in the ordinary course of business and consistent with past practice; or incur or modify any material indebtedness or other material liability, other than in the ordinary and usual course of business and consistent with past practice;

    (e) adopt a plan of complete or partial liquidation or adopt resolutions providing for the complete or partial liquidation, dissolution, consolidation, merger, restructuring or recapitalization;

    (f) grant any severance or termination pay to, or enter into any employment or severance agreement with, any of its executive officers or directors, other than in the ordinary course of business;

    (g) except in the ordinary course of business or pursuant to obligations imposed by collective bargaining agreements, increase the compensation payable or to become payable to its executive officers or employees, enter into any contract with or other binding commitment to any of its directors, executive officers, or other employees, with respect to any such increase (other than pursuant to a Company Benefit Plan or policy or agreement existing as of the date hereof), or enter into any severance agreement with any of its employees other than executive officers and directors, and the Company shall not establish, adopt, enter into, or make any new grants or awards under or amend, any Company Benefit Plan, except as required by applicable law, including any obligation to engage in good faith collective bargaining, to maintain tax-qualified status or as may be required by any Company Benefit Plan as of the date hereof;

    (h) settle or compromise any material claims or litigation or, except in the ordinary course of business consistent with past practice, enter into any material contract or agreement, modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, or make any payment, direct or indirect, of any material liability before the same becomes due and payable in accordance with its terms;

    (i) take any action, other than in the ordinary course of business, with respect to accounting policies or procedures (including tax accounting policies and procedures), except as may be required by law or generally accepted accounting principles;

    (j) make any material tax election or permit any material insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to Parent, except in the ordinary course of business and consistent with past practice; and

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    (k) (i) assume, guarantee, endorse or otherwise become liable or responsible
(whether directly, contingently or otherwise) for the material obligations of any other person, except in the ordinary course of business and consistent with past practice; or (ii) make any material loans, advances or capital contributions to, or investments in, any other person (other than to subsidiaries of the Company) other than in the ordinary course of business and consistent with past practice; provided, that the Company shall not make any loans, advances or capital contributions to, or investments in, Mastervolt International B.V. and its subsidiaries or M.V. Investments, a Dutch partnership, except for a capital contribution to M.V. Investments not to exceed 250,000 Dutch guilders.

    (l) cause a material change in investment policy or a material change in investment vehicles related to the assets in any pension plan, other than actions taken in the ordinary course of business or that are consistent with or required by its fiduciary duties;

    (m) authorize or enter into an agreement to do any of the foregoing.

    CONFIDENTIALITY. Pursuant to the Merger Agreement, from the date thereof until the Effective Time, upon reasonable prior notice to the Company, the Company shall (and shall cause each of its subsidiaries to) give Parent and its authorized representatives full access during normal business hours to its executive officers, properties, books and records, provided, that Parent and its authorized representatives shall not unreasonably interfere in the business and operations of the Company and its subsidiaries, and furnish Parent and its authorized representative with such financial and operating data and other information concerning the business and properties of the Company as Parent may from time to time reasonably request. In addition, the Merger Agreement provides that Parent and Purchaser will hold and treat, and will cause their respective affiliates, agents and other representatives to hold and treat, all documents and information concerning the Company furnished to Parent, Purchaser or their respective representatives in connection with the transactions contemplated by the Merger Agreement confidential in accordance with the Confidentiality Agreement dated August 11, 1998, between the Company (or its representative) and Millbrook Capital Management Inc., which Confidentiality Agreement (i) Parent and Purchaser have adopted and agreed to be bound by and (ii) shall remain in full force and effect in accordance with its terms.

    ACQUISITION PROPOSALS. Except as contemplated by the Merger Agreement, the Company shall not (and shall use reasonable efforts to cause its officers, directors and employees and any investment banker, attorney, accountant, or other agent retained by it not to) initiate, solicit or encourage, directly or indirectly, or knowingly take any action to facilitate, the making of, or engage in any negotiations or discussions concerning, any proposal or offer to acquire all or any significant part of the business and properties or capital stock of the Company, whether by merger, purchase of assets, tender offer or otherwise (an "Acquisition Proposal"), or provide any non-public information concerning the Company to any third party in connection with an Acquisition Proposal. The Company shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. In the event the Company receives an Acquisition Proposal, it shall, subject to any confidentiality obligations imposed upon the Company in connection with such Acquisition Proposal, promptly (and in any event within 24 hours) inform Parent as to the receipt thereof. Notwithstanding the foregoing, nothing shall prohibit the Company from (a) furnishing information to, participating in discussions and negotiations directly or through its representatives or entering into an agreement relating to an Acquisition Proposal with any third party (including parties with whom the Company or its representatives have had discussions on any basis on or prior to the date hereof) who makes an unsolicited proposal or offer to the Company or makes an unsolicited request for non-public information about the Company (pursuant to appropriate confidentiality agreements), which proposal, offer or request did not result from a breach of the first sentence of this paragraph, if the Company's Board of Directors determines in good faith, after receiving advice from its financial advisors and independent legal counsel at a meeting of the Company's Board of Directors, that such action is required for the Company's Board of Directors to comply with its fiduciary duties under applicable law, (b) taking

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and disclosing to its stockholders any position, and making related filings with the Commission, as required by Rules l4e-2 and 14d-9 under the Exchange Act with respect to any tender offer or (c) taking any action and making any disclosure which the Company's Board of Directors determines, after receiving advice from its financial advisors and independent legal counsel at a meeting of the Company's Board of Directors, is required to be taken or made under applicable law (including, without limitation, laws relating to the fiduciary duties of directors), provided that at least 48 hours prior to the entry into or announcement of an intention to enter into a definitive agreement with respect to an Acquisition Proposal, the Company shall have provided written notice to Parent advising Parent of its intention to enter into a definitive agreement with respect to an Acquisition Proposal and specifying the material terms and conditions of such Acquisition Proposal.

    INDEMNIFICATION. The Merger Agreement provides that (i) from the Effective Time through the later of the sixth anniversary of the date on which the Effective Time occurs and (ii) the expiration of any statute of limitations applicable to any Covered Claim (defined below), Parent shall, or shall cause the Surviving Corporation to, indemnify and hold harmless each present and former officer, director, employee or agent of the Company, including, without limitation, each person controlling any of the foregoing persons (the "Indemnified Parties"), against all claims, losses, liabilities, damages, judgments, fines, fees, costs or expenses, including, without limitation, attorneys' fees and disbursements (collectively, "Costs"), incurred in connection with any claim, action, suit, proceeding or investigation ("Claim"), whether civil, criminal, administrative or investigative, arising out of or pertaining to (A) the fact that such person is or was a director, officer, employee or agent of the Company or any subsidiaries or is or was serving at the request of the Company or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (B) the Merger Agreement, or any of the transactions contemplated thereby, in each case to the extent that any such Claim pertains to matters existing or occurring at or prior to the Effective Time (including, without limitation, the Merger Agreement and the transactions and actions contemplated thereby), whether asserted or claimed prior to, at or after the Effective Time ("Covered Claims"), to the fullest extent permitted under applicable law and the Certificate of Incorporation or By-Laws of the Company or under indemnification agreements in effect on the date thereof, including without limitation provisions relating to advancement of expenses incurred in the defense of any Claim, subject to the provision by such Indemnified Party of an undertaking to reimburse the amounts so advanced in the event of a final non-appealable determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto. Without limiting the foregoing, in the event that any Covered Claim is brought against any Indemnified Party (whether arising before or after the Effective Time), the Indemnified Party may retain counsel satisfactory to such Indemnified Party, and Parent shall, or shall cause the Surviving Corporation to, advance the fees and expenses of such counsel for the Indemnified Party in accordance with the Certificate of Incorporation or By-Laws of the Company in effect on the date of the Merger Agreement. In addition, the Merger Agreement provides that Parent shall keep in effect, or shall cause the Surviving Corporation to keep in effect provisions in its Limited Liability Company Agreement (in the case of the Parent) or Certificate of Incorporation and By-Laws (in the case of the Surviving Corporation) providing for exculpation of director and officer liability and its indemnification of the Indemnified Parties to the fullest extent permitted by law, which provisions shall not be amended except as required by applicable law or except to make changes permitted by law that would enlarge the Indemnified Parties' right to indemnification.

    CONDITIONS PRECEDENT. The Merger Agreement provides that if the Offer is consummated, the respective obligations of the Parent, the Purchaser and the Company to effect the Merger shall be subject to the satisfaction of, at or before the Effective Time, each of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law:

    (a) Parent will have accepted for payment and purchased all Shares validly tendered and not withdrawn pursuant to the Offer;

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    (b) No federal or state governmental or regulatory body or court of competent jurisdiction shall have enacted, issued, promulgated or enforced any statute, rule, regulation, executive order, decree, judgment, preliminary or permanent injunction or other order that is in effect and that prohibits, enjoins or otherwise restrains the consummation of the Merger; provided, that the parties shall use commercially reasonable efforts to cause any such decree, judgment, injunction or order to be vacated or lifted; and

    (c) No statute, rule, order, decree or regulation shall have been enacted or promulgated by any foreign or domestic Governmental Entity or authority of competent jurisdiction which prohibits the consummation of the Merger and all material foreign or domestic governmental consents, orders and approvals required for the consummation of the Merger and the transactions contemplated thereby shall have been obtained and shall be in effect at the Effective Time.

    If Section 1.4 of the Merger Agreement shall have become applicable (requiring Stockholder approval of the Merger), the obligations of the Parent and Purchaser to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law:

        (i) The Merger Agreement shall have been adopted, and the Merger shall have been approved, by a vote of the holders of a majority of the outstanding Shares as required by the Delaware GCL and the Company's Certificate of Incorporation and By-Laws.

        (ii) (x) There shall not be pending (or have been entered any order or injunction in) any action or proceeding brought by any federal or state governmental, regulatory or administrative agency, authority or commission having jurisdiction, (y) there shall not have been instituted or be pending any action or proceeding (other than actions or proceedings which do not have any basis in fact or reasonable likelihood of success on the merits) in, and no order or injunction shall have been entered in any action or proceeding before, any court or arbitrator having jurisdiction, and (z) there shall not have been enacted, promulgated, entered, enforced or deemed applicable to the Company or to the Merger any statute, rule, regulation, judgment, or administrative interpretation, in each case which has or is reasonably likely to have the effect of (A) making illegal or otherwise restraining or prohibiting the Merger; (B) prohibiting or materially limiting the ownership or operation by Parent, Purchaser or their respective affiliates of any material portion of the business or assets of the Company or compelling Parent or Purchaser to dispose of or hold separate all or any material portion of the business or assets of the Company, in each case as a result of the transactions contemplated by the Merger Agreement; (C) imposing material limitations on the ability of Parent or any of its affiliates to exercise full rights of ownership of the shares of the Surviving Corporation; or (D) preventing Parent or any of its affiliates from acquiring, or requiring divestiture by Parent or any of its affiliates of, any shares of the Surviving Corporation; or

        (iii) The Company shall not have breached or failed to comply with any of its obligations under the Merger Agreement (which breach, if curable, has not been cured within thirty (30) days following receipt of written notice thereof by Parent specifying in reasonable detail the basis of such alleged breach), and without giving effect to any limitation based on "materiality" or "material adverse effect," the representations and warranties of the Company contained in the Merger Agreement shall have been true and correct when made and (except for representations and warranties made as of a particular date which need only be true and correct as of such date) shall be true and correct as of the Effective Time as though made on and as of such date, except in each case (A) for changes specifically permitted or contemplated by the Merger Agreement or (B) where the failure of any such representations and warranties to be true and correct, or the failure of performance of or compliance with such obligations would not have a material adverse effect on the Company; or

        (iv) No stock options issued by the Company will be exercisable after the Effective Time;

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        (v) The financing commitment of Societe General and SG Cowen (the "SG
    Cowen Commitment Letter") shall not have been terminated by SG Cowen and all of the Conditions to Effectiveness and to Initial Borrowing set forth in the Term Sheet accompanying the SG Cowen Commitment Letter shall be satisfied or waived.

    TERMINATION. Section 7.1 of the Merger Agreement provides that it may be terminated and the Merger contemplated thereunder may be abandoned at any time (notwithstanding approval of the Merger by the stockholders of the Company, if required by applicable provisions of the Delaware GCL), prior to the Effective
Time:

    (a) by mutual written consent of the Company and Parent;

    (b) by the Company Parent or Purchaser, (i) if the consummation of the Offer shall not have occurred on or before 60 days from the date of the Merger Agreement, unless the Offer has been terminated and the parties are required to proceed with the Merger in accordance with Section 1.4 of the Merger Agreement (requiring Stockholder approval of the Merger), or (ii) if the consummation of the Merger shall not have occurred on or before 150 days from the date of the termination of the Offer in accordance with Section 1.4 of the Merger Agreement; provided, that the right to terminate the Merger Agreement under this clause (b) shall not be available to any party whose misrepresentation in the Merger Agreement or whose failure to perform any of its covenants and agreements or to satisfy any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Offer or the Merger to be consummated on or before such date;

    (c) by the Company Parent or Purchaser, if (i) any federal or state court of competent jurisdiction or other federal or state governmental or regulatory body shall have issued any judgment, injunction, order or decree prohibiting, enjoining or otherwise restraining the transactions contemplated by the Merger Agreement and such judgment, injunction, order or decree shall have become final and nonappealable (provided, that the party seeking to terminate the Merger Agreement pursuant to this clause (c) shall have used commercially reasonable efforts to remove such judgment, injunction, order or decree) or (ii) any statute, rule, regulation or executive order is promulgated or enacted by any federal or state governmental authority after the date of the Merger Agreement which prohibits the consummation of the Offer or the Merger shall be in effect;

    (d) by the Company, if (i) Purchaser fails to commence the Offer as provided in Section 1.1 of the Merger Agreement, (ii) the Offer expires or is terminated without a number of Shares being purchased thereunder that constitutes at least 90% of the issued and outstanding Shares, unless the parties are required to proceed with the Merger as provided in Section 1.4 of the Merger Agreement (requiring Stockholder approval of the Merger), or (iii) Parent fails to purchase validly tendered Shares in violation of the terms and conditions of the Offer or the Merger Agreement, unless in any such case such termination or expiration has been caused by or resulted from the failure of the Company to perform in any material respect any of its covenants and agreements contained in the Merger Agreement;

    (e) by Parent or Purchaser, if (i) due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth below in "Certain Conditions to the Parent's and Purchaser's Obligations," Parent, the Purchaser, or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; or (ii) the Offer is terminated or expires as a result of the failure of a condition specified below "Certain Conditions to the Parent's and Purchasers Obligations" hereto or on the expiration of the Offer without the purchase of any Shares thereunder, unless the parties are required to proceed with the Merger as provided in Section 1.4 of the Merger Agreement (requiring Stockholder approval of the Merger, or unless in either case such termination or expiration has been caused by or resulted from the failure of Parent or Purchaser to perform in any material respect any of its covenants and agreements contained in the Merger Agreement;

    (f) by Parent or Purchaser, if the Company's Board of Directors withdraws or modifies in a manner adverse to Parent or Purchaser its favorable recommendation of the Offer or the Merger (other than due to a breach by Parent or Purchaser) or shall have approved or recommended any Acquisition Proposal or entered into, or announced an intention of entering into, an agreement in principle (or similar agreement) or definitive agreement in respect of an Acquisition Proposal with a party other than Parent or any of its affiliates or the Board of Directors of the Company resolves to do any of the foregoing; or there occurs the condition described in paragraph (b) of "Certain Conditions to the Parent's and Purchaser's Obligations" below; or

    (g) by the Company, if (i) the Company's Board of Directors shall withdraw, modify, or change its approval or recommendation of the Offer or the Merger or shall have resolved to do any of the foregoing pursuant to Section 5.7 of the Merger Agreement or (ii) any Person or group of Persons shall have made an Acquisition Proposal the acceptance of which the Company's Board of Directors determines, after receiving at a meeting of the Board of Directors advice from its financial advisors and independent legal counsel, is required to comply with its fiduciary duties under applicable law, provided, that the right to terminate the Merger Agreement pursuant hereto shall not be available to the Company unless (x) the Company has complied in all material respects with its obligations in this clause and (y) immediately after such termination, the Company enters into a definitive agreement to effect the Acquisition Proposal referred to herein and complies with its obligations with respect to the payment of certain fees under Section 7.3(b) of the Merger Agreement;

    (h) by the Company, if Parent or Purchaser shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of the conditions to Closing set forth in clauses (a) through (c) above and (ii) either is not reasonably capable of being cured or, if it is reasonably capable of being cured, has not been cured within the earlier of (x) 30 days after giving of written notice to Parent of such breach or (y) the expiration of the Offer (if applicable);

    (i) by Parent or Purchaser, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of the conditions to Closing set forth in clauses (a) through (c) above and (ii) either is not reasonably capable of being cured or, if it is reasonably capable of being cured, has not been cured within the earlier of (x) 30 days after giving of written notice to the Company of such breach or (y) the expiration of the Offer (if applicable); and

    (j) by Parent, Purchaser or the Company, if the SG Cowen Commitment Letter shall have been terminated by SG Cowen or any of the Conditions to Effectiveness and to Initial Borrowing set forth in the Term Sheet accompanying The SG Cowen Commitment Letter shall fail to be satisfied or waived.

    EFFECT OF TERMINATION; TERMINATION FEE. The Merger Agreement provides that in the event of the termination of the Merger Agreement, pursuant to Section 7.1 thereof, the Merger Agreement forthwith shall become void and of no further force or effect, and no party thereto (or any of its affiliates, directors, officers, agents or representatives) shall have any liability or obligation hereunder, except in any such case (a) as provided in Sections 5.2(b) (Confidentiality), 5.6 (Public Announcements), and 7.3 (Fees and Expenses) thereof, which Sections shall survive any such termination and (b) to the extent such termination results from the breach by such party of any of its representations, warranties, covenants or agreements contained in the Merger Agreement. In addition, whether or not the Offer or the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby (including, without limitation, fees and disbursements of counsel, financial advisors and accountants) shall be borne by the party which incurs such cost or expense; provided, that if the Merger Agreement is terminated pursuant to Section 7.1 thereof as a result of the willful and material misrepresentation by a party or the willful and material breach by a party of any of its covenants or arrangements set forth herein, such party shall pay the costs and expenses incurred by the other party in connection with the Merger Agreement. Notwithstanding the foregoing, provided that neither Parent nor Purchaser shall be in material breach of their respective obligations under the Merger Agreement, if the Company terminates the Merger Agreement pursuant to Section 7.1(g) thereof or Parent terminates the Merger Agreement pursuant to Section 7.1(f) thereof, then the Company shall pay to Parent a fee of $3,500,000 plus out-of-pocket expenses not to exceed $1,000,000.

    CERTAIN CONDITIONS TO THE PARENT'S AND PURCHASER'S
OBLIGATIONS. Notwithstanding any other term of the Offer, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule14e-l(c)under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), or, subject to the terms and conditions of the Merger Agreement, amend the Offer as to any Shares not then accepted for payment, shall not be required to accept for payment or pay for any Shares, or may delay the acceptance for payment of Shares tendered, if (1) at the expiration of the Offer, the number of Shares validly tendered and not withdrawn, together with the Shares beneficially owned by Parent and its affiliates, shall not constitute at least 90% of the outstanding Shares or (2) at any time after December 2, 1998 and prior to the expiration date of the Offer, any of the following events shall occur:

    (a) (x) there shall be pending (or there shall have been entered any order or injunction in) any action or proceeding brought by any federal or state governmental, regulatory or administrative agency, authority or commission having jurisdiction, (y) there shall have been instituted or be pending any action or proceeding (other than actions or proceedings which do not have any basis in fact or a reasonable likelihood of success on the merits) in, or any order or injunction shall have been entered in any action or proceeding before, any court or arbitrator having jurisdiction, or (z) there shall have been enacted, promulgated, entered, enforced or deemed applicable to the Company or to the Offer or the Merger any statute, rule, regulation, judgment, or administrative interpretation, in each case which has or is reasonably likely to have the effect of (i) making illegal or otherwise restraining or prohibiting the Offer or the Merger or the acquisition by Parent or Purchaser of any Shares;
(ii) prohibiting or materially limiting the ownership or operation by Parent, Purchaser or their respective affiliates of the Shares or any material portion of the Shares or business or assets of the Company or compelling Parent or Purchaser to dispose of or hold separate all or any material portion of the Shares or the business or assets of the Company, in each case as a result of the transactions contemplated by the Offer or the Merger Agreement; (iii) imposing material limitations on the ability of Parent or any of its affiliates to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares purchased by them on all matters properly presented to the stockholders of the Company; or (iv) preventing Parent or any of its affiliates from acquiring, or requiring divestiture by Parent or any of its affiliates of, any Shares; or

    (b) any Person, entity or "group" (as such term is used in Section 13(d)(3) of the Exchange Act) other than Parent or any of its affiliates shall have become the beneficial owner (as that term is used in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding Shares, provided that the directors of the Company on the date of the Merger Agreement shall not be deemed to constitute any such Person, entity, or "group" or the Company shall have entered into a definitive agreement or agreement in principle with any person with respect to an Acquisition Proposal or similar business combination with the Company; or

    (c) the Company shall have breached or failed to comply with any of its obligations under the Merger Agreement (which breach, if curable, has not been cured within thirty (30) days following receipt of written notice thereof by Parent specifying in reasonable detail the basis of such alleged breach), or, without giving effect to any limitation based on "materiality" or "material adverse effect", "any representation or warranty of the Company contained in the Merger Agreement shall not have been true and correct when made or (except for representations and warranties made as of a particular date which need only be true and correct as of such date) shall not be true and correct as of the date of consummation of the Offer as though made on and as of such date, except in each case (i) for changes specifically permitted or contemplated by the Merger Agreement, or (ii) where the failure of any such representations and warranties to be true and correct or the failure of performance of or compliance with such obligations would not have a material adverse effect on the Company; or

    (d) the Merger Agreement shall have been terminated pursuant to its terms or amended pursuant to its terms to provide for such termination or amendment of the Offer; or

    (e) the Board of Directors of the Company shall have modified or amended in any manner adverse to Parent or Purchaser or shall have withdrawn its recommendation of the Offer or the Merger, or recommended any Acquisition Proposal or shall have resolved to do any of the foregoing; or

    (f) any stock options issued by the Company will be exercisable after the Merger; or

    (g) the SG Cowen Commitment Letter shall have been terminated by SG Cowen or any of the Conditions to Effectiveness and to Initial Borrowing set forth in the Term Sheet accompanying the SG Cowen Commitment Letter shall fail to be satisfied or waived;

which, in the good faith judgement of Parent makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for Shares.

    The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted or waived by Parent or Purchaser in whole or in part at any time or from time to time in its reasonable discretion subject to the terms and conditions of the Merger Agreement. The failure of Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

                             STOCKHOLDER AGREEMENTS

    AGREEMENT TO TENDER. The Purchaser has entered into six Stockholder Agreements, each dated as of December 2, 1998, with the Stockholders identified therein (each a "Stockholder") and collectively, the "Stockholders") beneficially owning an aggregate of 2,186,161 Shares representing approximately 53% of the outstanding Shares on a fully diluted basis (the "Stockholders' Shares") pursuant to which the Stockholders have agreed to tender into the Offer all of the Stockholders' Shares and not withdraw any of the Stockholders' Shares prior to the expiration of the Offer or termination of the Merger Agreement.

    NO DISPOSITION OF STOCKHOLDERS' SHARES AND NO ACQUISITION OF SHARES. In the Stockholder Agreements, each Stockholder severally agreed that, except as contemplated by the Stockholder Agreements, such Stockholder will not (a) sell, pledge or otherwise dispose of any Shares, (b) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares or grant any proxy with respect thereto, or (c) enter into any contract, option or other arrangement or undertaking with respect to the director indirect sale, assignment, transfer or other disposition of any of the Shares.

    VOTING AGREEMENT. During and for the term of the Stockholder Agreements, each Stockholder has appointed the Purchaser, or any nominee of the Purchaser, with full power of substitution, as each such Stockholder's true and lawful attorney and proxy, for and in such Stockholders' name, place and stead, to vote each of the Stockholder's Shares as such Stockholder's proxy, at the special meeting of the Stockholders of the Company (including the right to sign the Stockholder's name (as a stockholder) to any consent, certificate or other document relating to the Company that the Delaware GCL may permit or require)
(a) in favor of the adoption of the Merger Agreement and approval of the Transaction contemplated thereby, (b) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement and considered and voted upon at such special meeting of the Company, and (c) against any acquisition proposal or any other action or agreement that would result in a breach of any covenant, representation or warranty or another obligation or agreement of the Company under the Merger Agreement or that could result in any of the conditions to the Parent's or Purchaser's obligations under the Merger Agreement not being fulfilled.

    TERMINATION. The Stockholder Agreements will terminate on the first to occur of (a) the closing of the transactions contemplated by the Merger Agreement, or (b) the valid termination of the Merger Agreement.

                           CONFIDENTIALITY AGREEMENT

    On August 11, 1998, the Company entered into a confidentiality agreement (the "Confidentiality Agreement") with Millbrook Capital Management ("Millbrook"), the financial sponsor of the Parent and Purchaser. In the Confidentiality Agreement, Millbrook agreed to treat any information furnished to it about the Company or that is derived therefrom by or for Millbrook (collectively, the "Evaluation Materials"), in accordance with the provisions of the Confidentiality Agreement, including, without limitation, that: (i) Millbrook would use the Evaluation Materials solely for the purpose of evaluating a possible transaction with the Company, and that such information would be kept confidential by Millbrook and its representatives; and (ii) any disclosure of such information would be made with only the prior written consent of the Chief Executive Officer of the Company. In addition, Millbrook agreed not to disclose to any person the fact that the Evaluation Materials had been made available to it, that discussions or negotiations were taking place (or had taken place) concerning a possible transaction between the parties, or any of the terms, conditions or other facts with respect to a transaction. A copy of the Confidentiality Agreement is attached hereto as Exhibit 6 and incorporated herein by reference.

    In consideration of being furnished the Evaluation Materials, Millbrook and its representatives agreed that for a period of two years from the date of the agreement, that, without the prior consent of the Board of Directors of the Company confirmed in writing from the Company's Chief Executive Officer, they would not: (i) purchase, offer or agree to purchase, or announce an intention to purchase, directly or indirectly, any securities or assets of the Company or any subsidiary or rights or options to acquire the same; (ii) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote or "consents" (as such terms are used in the rules and regulations of the Securities and Exchange Commission), or seek to advise or influence any person with respect to the voting of any voting securities of the Company; (iii) initiate or support, directly or indirectly, any stockholder proposal with respect to the Company; (iv) directly or indirectly make any public statements and/or announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Company or its securities or assets or any subsidiary thereof, or of any successor to or person in control of the Company or any of its businesses, or any assets of the Company or any subsidiary or division thereof or of any successor or controlling person; (v) seek or propose to influence or control the Company's management on policies; (vi) disclose any intention, plan or arrangement inconsistent with the foregoing; (vii) form, join or in any way participate in a "group" as defined in
Section 13(d)(3) of the Securities Exchange Act of 1934) (the "Exchange Act") in connection with any or the foregoing; or (viii) take any action that might force the Company to make a public announcement about any of the foregoing.

    The parties' obligations under the Confidentiality Agreement expire two (2) years from the date of the agreement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (A) RECOMMENDATION OF THE BOARD: The Company's Board of Directors met formally on November 24, 1998, and December 2, 1998, to consider the Offer, the Merger, and related matters. During those meetings, the Board considered the Company's business, financial condition, current business strategy and future prospects, recent and historical market prices for the Common Stock, the terms and conditions of, and potential alternatives to, the Offer and other matters, including presentations by management and by the Company's financial and legal advisors and the other factors set forth in this Item 4. After taking into account these matters, the Board (i) determined by unanimous vote that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company; (ii) approved the Offer and adopted the Merger Agreement and the transactions contemplated thereby in accordance with the DGCL; (iii) resolved to recommend that the stockholders of the Company accept the Offer and approve the Merger Agreement; and (iv) took action to render Section 203 of the DGCL inapplicable to the Offer and the Merger.

    ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT THERETO.

    (B) BACKGROUND OF THE OFFER; FACTORS CONSIDERED BY THE BOARD: From time to time during the past several years, the Company's Board of Directors has informally considered strategic alternatives for the Company that could provide value for stockholders. The Board believed that historical market prices of the Shares had not reflected, and were unlikely to reflect, the value of the Company given the Company's disparate businesses, the absence of research analyst coverage, and the thin trading market for the Shares. At a meeting on June 10, 1998, the directors reviewed the costs and benefits of continuing as an independent public company and again considered the Company's strategic alternatives, including a possible business combination. Following discussions, the directors authorized Mr. Brining, President and a director of the Company, to investigate such a transaction and to interview potential financial advisors to assist the Company. After interviewing three investment banking firms, the Company engaged CIBC Oppenheimer Corp. ("CIBC Oppenheimer") to act as its financial advisor.

    During late June and early July, Mr. Brining learned through a mutual acquaintance of the existence of a financial buyer ("Party A") that was likely to have an interest in the Company. Mr. Brining subsequently contacted Party A, which shortly thereafter reviewed publicly available information about the Company. On July 14, 1998, Party A and the Company entered into a confidentiality agreement and, on July 15, 1998, representatives of Party A visited the Company's offices to review certain nonpublic information about the Company and discuss Party A's interest in the Company. At the end of the visit, Party A asked whether the Company would consider receiving a preemptive offer, indicating that a value in the range of $18 to $22 per Share might be possible based upon a structure using recapitalization accounting.

    Following the meeting, Mr. Brining consulted with the Company's legal and financial advisors about Party A's proposal and the alternative approach of a process in which companies that the Company believed would have an interest in a transaction with the Company would be contacted, provided nonpublic information about the Company, and invited to submit bids (a "controlled auction process"). On July 20, 1998, Party A requested a second meeting with the Company to obtain more information. Following the request, CIBC Oppenheimer, at the direction of the Company, informed Party A that the Company was contemplating undertaking a controlled auction process, in which Party A would be invited to participate. Party A declined, stating that it did not participate in auction processes.

    From late July through mid-September 1998, representatives of the Company contacted 28 parties, received signed confidentiality agreements from 16 interested parties and distributed to such parties a Confidential Information Memorandum that described the Company and its operations. Recipients of the Confidential Memorandum were asked to provide expressions of interest by September 18, 1998.

    On August 3, 1998, Party A contacted representatives of the Company and verbally proposed a merger transaction which it valued at $20.00 per Share, consisting of at least $19.50 in cash and the balance in a retained equity interest in the Company sufficient to satisfy recapitalization accounting treatment for the transaction. After discussions with representatives of the Company and a request by such representatives for a written proposal, Party A submitted to the Company on August 4, 1998 a letter of intent in which it proposed a merger transaction which it valued at $22.00 per Share, consisting of at least $21.50 in cash and the balance in a retained equity interest in the Company. As set forth in the letter of intent, the proposal (i) was subject to due diligence and financing, (ii) required that three directors of the Company, Mr.

Brining, Mr. Bloom, and Mr. Desloge, who held approximately 53% of the issued and outstanding Shares, grant the buyer an irrevocable option to purchase their shares in the event the definitive agreement was terminated, including any termination upon receipt of a better offer (the "lockup option"), and (iii) contained, in addition to the lockup option and due diligence and financing contingencies, a breakup fee equal to at least 3% of the Company's enterprise value, a period of exclusivity pending execution of a definitive agreement, and numerous other conditions.

    Following the receipt of Party A's proposed letter of intent, Mr. Brining consulted with the Company's financial and legal advisors about the advisability of pursuing a transaction with Party A. After those conversations, CIBC Oppenheimer, at the direction of the Company, contacted Party A about the Company's concerns with respect to the lockup option and other aspects of the proposal. Party A indicated that it was unwilling to proceed with its proposal without the lockup option. After further discussions with the Company's advisors, Mr. Brining contacted each of the Company's directors to discuss the proposal. The directors unanimously agreed that the lockup option was unacceptable since it effectively precluded another bid and would, if exercised, allow Party A to control the Company. The directors also believed that because of the numerous and significant conditions to Party A's proposal, Party A would have the opportunity to renegotiate the proposed purchase price. The directors also did not believe that Party A's proposal was preemptive and unanimously agreed that the Company should continue to pursue its controlled auction process. Party A subsequently expressed interest in participating in the process and also received the Confidential Memorandum.

    In late August and early September 1998, based on requests of, and the levels of interest expressed by, certain interested parties, the Company invited seven parties (in addition to Party A) to meet with Mr. Brining to discuss the Company and its operations.

    During the period from the time the Company commenced its controlled auction process to the date of receipt of expressions of interest, world financial markets experienced significant disruptions, which resulted in the reduced availability of credit for many transactions. In particular, issuances of high yield debt in the United States virtually ceased, and CIBC Oppenheimer advised management that, as a result of that and other credit contractions, the bids that the Company would receive could be lower than those that might have been obtained prior to these events. Mr. Brining kept the other directors advised about these developments.

    On September 17 and 18, 1998, the Company received five preliminary indications of interest, which contemplated prices between $15.00 and $20.00 per Share. All of the expressions of interest were conditioned upon the completion of due diligence. Mr. Brining consulted with the directors, who elected to proceed to the next stage with the three highest bidders.

    Each of the final three bidders received a form Merger Agreement prepared by the Company's counsel, which contemplated an initial tender offer for at least a majority of the Company's outstanding Shares, followed by a merger. Each bidder was also provided the opportunity to conduct due diligence and further meet with management of the Company.

    On November 9, 1998, the Company received three written proposals. One proposal contemplated a recapitalization transaction for either a cash price of $17.75 per Share or, in the alternative, a per Share price of $14.00 in cash and shares of convertible preferred stock which the bidder stated would have an initial aggregate liquidation value of $6.00. The bidder's proposed Merger Agreement added significant provisions to the form distributed by the Company, was conditioned on due diligence, and contemplated a lockup agreement covering the Shares of the majority stockholders. The bidder did not provide sufficient information for the Company to assess the value of the convertible preferred stock.

    The second bid was from Party A and contemplated an all cash transaction at $18.50 per Share. The bidder conditioned its execution of a Merger Agreement on, among other things, (i) the execution of a lockup agreement with the three directors who held a majority of the Shares and (ii) completion of

Phase II environmental assessments on certain of the Company's properties. The bidder's proposed Merger Agreement also departed significantly from the form prepared by the Company's counsel.

    The Parent submitted an all cash bid of $18.50 per Share and proposed structuring the transaction so that its obligation to purchase the Company's Shares in the tender offer was contingent upon the tender of at least 90% of the issued and outstanding Shares. If that condition were not satisfied, the Company, Parent, and Purchaser would proceed with a merger in which the Purchaser would be merged with and into the Company. Of the three bids, the Parent's proposed Merger Agreement reflected the least variance from the Company's proposed form Merger Agreement, although it contained a $10,000,000 breakup fee. The Parent's proposal also required that the majority stockholders enter into the Stockholder Agreements that are described above in "Stockholder Agreements" in Item 3.

    Following the receipt of these bids, Mr. Brining spoke with the Company's legal and financial advisors and directors. The directors concluded that the first two bids were not as favorable to the Company and its stockholders as, and were less likely to be consummated than, Parent's bid. The directors concluded that the Company should seek to negotiate a definitive agreement with Parent and Purchaser provided that the price could be increased and the breakup fee reduced.

    From the receipt of Parent's proposal until November 30, 1998, Parent and the Company negotiated the terms of Parent's offer and Parent performed additional Phase I environmental due diligence. As a result of these negotiations, (i) the purchase price was increased to $19.00 per Share, (ii) the breakup fee was decreased from $10,000,000 to $3,500,000 plus up to a maximum of $1,000,000 of expense reimbursement, (iii) Parent determined that it would not perform further environmental due diligence on the Company, (iv) certain other revisions were made to the proposed Merger Agreement and Stockholder Agreements, and (v) Parent's financing commitment from Societe General and SG Cowen was revised in a manner more favorable to the Company.

    At a meeting of the Board of Directors held on November 24, 1998, the directors were informed of the status of the negotiations, proposed terms of the transaction, their fiduciary duties under Delaware law, and related matters.

    On December 1 and 2, 1998, Parent's counsel and the Company's counsel prepared final versions of the Merger Agreement and related documents. The Company's Board of Directors met on the evening of December 2, 1998, in St. Louis, Missouri, with the Company's financial and legal advisors to consider the Merger Agreement and related matters. At the conclusion of its deliberations, the directors unanimously approved the Merger Agreement and the related transactions, including the proposed Offer and the Merger. The Merger Agreement was executed following the meeting, and a press release announcing the transaction was released on the morning of December 3, 1998.

    FACTORS CONSIDERED BY THE BOARD

    In approving the Merger Agreement and the transactions contemplated thereby, and recommending that all stockholders tender their Shares pursuant to the Offer, the Board considered a number of factors, including, but not limited to, the following:

    1. The results of operations of the Company and the business and prospects of the Company.

    2. The relationship of the $19.00 per Share offer price to the historical market prices for the Shares, including the fact that such price represents a 49.0% premium over the $12.75 closing price of the Shares on December 2, 1998, the last full trading day prior to the public announcement of the execution of the Merger Agreement.

    3. The results of the controlled auction process conducted by the Company, including the proposals received.

    4. The Board's assessment that the likelihood of successfully and promptly completing the transactions contemplated by the Merger Agreement was materially higher than the likelihood of consummation of the transactions proposed by other bidders. In this regard, the Board noted that Parent had received bank commitments for $90 million, had cash of $13 million, and had received equity commitments from its owners of $5 million.

    5. The Merger Agreement allows the Company to furnish nonpublic information, after consultation with the Company's financial and legal advisors, to a third party who makes an unsolicited Acquisition Proposal, and to terminate the Merger Agreement by paying $3,500,000 and up to $1,000,000 in expenses. In addition, the Board of Directors noted that the Stockholder Agreements are terminable upon the termination of the Merger Agreement.

    6. The opinion of CIBC Oppenheimer dated December 2, 1998 to the effect that, as of the such date and based upon and subject to certain matters stated in such opinion, the $19.00 per Share cash consideration to be received by holders of Shares (other than Parent and its affiliates) in the Offer and the Merger was fair from a financial point of view to such holders. The full text of CIBC Oppenheimer's written opinion dated December 2, 1998, which sets forth the assumptions made, matters considered and limitations on the review undertaken by CIBC Oppenheimer, is attached hereto as Exhibit 7 and is incorporated herein by reference. CIBC Oppenheimer's opinion is directed only to the fairness, from a financial point of view, of the $19.00 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

    The foregoing discussion of the information and factors considered by the Board of Directors is not meant to be exhaustive but includes the material factors considered by the Board of Directors in reaching its conclusions and recommendations. In view of the variety of factors considered in its reaching a determination, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusions and recommendations. In addition, individual members of the Board of Directors may have given different weights to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company has retained CIBC Oppenheimer to act as its exclusive financial advisor in connection with the Offer and the Merger. Pursuant to the terms of the CIBC Oppenheimer's engagement, the Company has agreed to pay CIBC Oppenheimer an aggregate fee of approximately $900,000 upon consummation of the Offer and Merger. The Company also has agreed to reimburse CIBC Oppenheimer for reasonable out-of-pocket expenses, including fees and disbursements of its legal counsel, and to indemnify CIBC Oppenheimer and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of CIBC Oppenheimer's engagement. In the ordinary course of business, CIBC Oppenheimer may actively trade securities of the Company and debt securities of Parent and its affiliates for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

    Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) To the best of the Company's knowledge, no transactions in the Shares of the Company have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries currently intend to tender their Shares of the Company which are held of record or beneficially owned by such persons pursuant to the Offer (other than shares issuable upon exercise of stock options held by the Company's executive officers that will be canceled before the Effective Time of the Merger in exchange for a cash payment from the Company for each option equal to the difference between $19.00 and the exercise price of such option).

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition or securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth herein, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    SHORT FROM MERGER

    Under the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under the DGCL, a significantly longer period of time will be required to effect the Merger.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

   EXHIBIT NUMBER      DESCRIPTION
---------------------  -------------------------------------------------------------------------------------------------
              1        Sections of the Company's Proxy Statement **
              2        Article IX of the Company's Certificate of Incorporation **
              3        Section 6.1 of the Company's By-laws **
              4        Agreement and Plan of Merger **
              5        Form of Stockholder Agreements **
              6        Confidentiality Agreement **
              7        Opinion of CBIC Oppenheimer Corp., dated December 2, 1998*
              8        Severance Agreement**
              9        Letter to Stockholders*

------------------------

 *  Included in copies mailed to stockholders.

** Filed with the Securities and Exchange Commission (the "Commission") as exhibits to this Schedule 14D-9, but not included in the mailing to stockholders. Such documents and other information may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York, 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a World Wide Web site on the internet at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission.

                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 1998         VALLEY FORGE CORPORATION

                                By:             /s/ DAVID R. BRINING
                                     -----------------------------------------
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

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